Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF FORMATION OF "NEW HOUSING PARADIGM
LLC", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF NOVEMBER,
A.D. 2010, AT 1:05 O'CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

4898766 8100

101087069

AUTHENTICATION: 8354841

DATE: 11-15-10

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:05 PM 11/15/2010
FILED 01:05 PM 11/15/2010
SRV 101087069 - 4898766 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

• **First:** The name of the limited liability company is:

New Housing Paradigm LLC

• **Second:** The address of its registered office in the State of Delaware is 874 Walker Road, Suite C, in the City of Dover, DE 19904, Kent County. The name of its Registered Agent at such address is United Corporate Services, Inc.

In Witness Whereof, the undersigned has executed this Certificate of Formation of **New Housing Paradigm LLC** this 15th day of November 2010.

Authorized Person:

NAME: /s/ Travis L. Gering
       Authorized Person

Delaware

The First State

   I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "NEW HOUSING PARADIGM

LLC", CHANGING ITS NAME FROM "NEW HOUSING PARADIGM LLC" TO

"VANTEM COMPOSITE TECHNOLOGIES, LLC", FILED IN THIS OFFICE ON

THE TWENTY-SEVENTH DAY OF JANUARY, A.D. 2011, AT 4:53 O'CLOCK

P.M.





Jeffrey W. Bullock, Secretary of State

4898766 8100

AUTHENTICATION: 8526531

110089165

DATE: 01-28-11

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:53 PM 01/27/2011
FILED 04:53 PM 01/27/2011
SRV 110089165 - 4898766 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF FORMATION

OF

NEW HOUSING PARADIGM LLC

(Pursuant to Section 18-202 of the Delaware Limited Liability Company Act)

1. The name of the limited liability company is **New Housing Paradigm LLC**.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

   Paragraph First of the Certificate of Formation, relating to the name of the Company, is hereby amended to read as follows:

   "Vantem Composite Technologies, LLC"

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this **27th day of January, 2011**.

/s/Travis L. Gering
Travis L. Gering, Authorized Person

Frequently Asked Questions   Entity Search   Name Reservation Status   Logout

Name Reservation Status

Reservation No.	Entity Name	Entity Type	Cost	Status	Expiration Date (mm/dd/yyyy)
4929718	VANTEM COMPOSITE TECHNOLOGIES, LLC	LIMITED LIABILITY COMPANY (LLC)	**75.00**	RESERVED	05/20/2011

SRV Number - 110062485
Payment Type - Credit Card
Card Number - ************6695
Card Type - MC
Credit Card Reference Number - 012011145551153
Amount Charged - $75.00





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VANTEM COMPOSITE TECHNOLOGIES, LLC", CHANGING ITS NAME FROM "VANTEM COMPOSITE TECHNOLOGIES, LLC" TO "VANTEM GLOBAL, LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF FEBRUARY, A.D. 2019, AT 10:40 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

4898766 8100
SR# 20191174748

Authentication: 202290540
Date: 02-20-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:40 AM 02/20/2019
FILED 10:40 AM 02/20/2019
SR 20191174748 - File Number 4898766

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF FORMATION

OF

VANTEM COMPOSITE TECHNOLOGIES, LLC

(Pursuant to Section 18-202 of the Delaware Limited Liability Company Act)

1. The name of the limited liability company is **Vantem Composite Technologies, LLC**.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

   The paragraph of the Certificate of Formation, relating to the name, is hereby amended to read as follows:

   - **First:** The name of the limited liability company is:

Vantem Global, LLC

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 19th day of February, 2019.

/s/ Roger Berry
Roger Berry, Authorized Person